JDA Software Group, Inc. 14400 N. 87th Street Scottsdale, Arizona 85260 www.jda.com
+1.480.308.3460 main
+1.480.308.4268 fax

September 28, 2012

VIA EDGAR

Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-5720

Re:	JDA Software Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed August 6, 2012
File No. 000-27876

Dear Mr. Gilmore:

This letter responds to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 20, 2012 (the “Comment Letter”), addressed to JDA Software Group, Inc. (“JDA” the “Company”, “we” or “us”) regarding its Form 10-K for fiscal year ended December 31, 2011.

The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments in the Comment Letter, which for the Staff’s convenience, have been incorporated into this response letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7A. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

General and Administrative, page 32

Staff’s Comment:

1.	We note your disclosure that you have incurred $10.7 million in expenses during the six months ended June 30, 2012 related to your restatement. We further note that your Chief Financial Officer indicated, during your conference call on August 6, 2012, that costs associated with your restatement were expected to total $17 million. Please tell us your consideration for including the total expected costs associated with your restatement in your MD&A discussion. Refer to Section IV.B of SEC Release 33-8350 for further guidance.

Patrick Gilmore

United States Securities and Exchange Commission

September 28, 2012

Page Two

Company Response:

The Company acknowledges the Staff’s comment and advises the Staff that it will include such estimates in its MD&A disclosures in future filings.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Stockholders’ Equity, page 81

Staff’s Comment:

2. We note on page 88 that your adoption of the new other comprehensive income guidance did not have an impact on your consolidated financial statements. We further note that your consolidated statements of stockholders’ equity continue to present the components of accumulated other comprehensive gain (loss). Please confirm that in future filings you will present one line item representing the total other comprehensive income for each period in your consolidated statements of stockholders’ equity consistent with the guidance in ASC 220-10-45-14.

Company Response:

The Company acknowledges the Staff’s comment and advises the Staff that it will comply with ASC 220-10-45-14 in its consolidated statements of stockholders’ equity in future filings.

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Revenue recognition, page 85

Staff’s Comment:

3. We note your disclosure on page 9 indicates that you intend to differentiate your cost of support between cloud and non-cloud implementations by offering the “24x7 support” at 20% for your cloud-based customers while offering the same support at 22% for your software customers. We further note that the response to prior comment 8 in your correspondence dated May 15, 2012 indicates that you did not have sufficient evidence to support vendor-specific objective evidence (VSOE) of fair value for your hosting transactions. Please describe your current accounting policy for cloud-based transactions, including the impact of differentiating your support prices and the adoption of ASU 2009-13.

Patrick Gilmore

United States Securities and Exchange Commission

September 28, 2012

Page Three

Company Response:

The Company’s Cloud Services represent a collection of offerings which can be classified into four distinct categories: Cloud Performance, Cloud Launch, Cloud Optimize Services and Subscription Services. Vendor specific objective evidence (“VSOE”) is established through an analysis of standalone transactions. The Company plot all standalone transactions into a Bell-Shaped curve approach on a rolling 12 month basis to determine whether pricing is sufficiently concentrated to establish VSOE of fair value. Each Cloud Services offering category and the Company’s support (“Maintenance”) for Cloud and non-Cloud implementations are discussed below.

Subscription Services - Subscription Services relate to software access rights or Software as a Service (SaaS). The revenue related to subscription engagements is recognized ratably.

Cloud Performance Methodology - the Company uses a Power Unit pricing model for its Cloud Performance offerings. Under the Power Unit pricing model, management identified various “units” (or attributes) present in hosting transactions and assigned each unit a price per month. The combination of the number of units necessary in a hosting engagement along with a standardized price per month for those units is captured in a pricing configuration tool. Use of the pricing configuration tool provides for a list price tailored to the customer’s specific project and also provides for a uniform pricing methodology suitable for the assessment of VSOE compliance. VSOE compliance is established by obtaining the pricing configuration report for every stand-alone transaction and comparing the calculated list price to the actual price charged per the contract. If 80% of the actual prices charged are within ±15% of the list price, the transactions are deemed compliant. If the transaction is deemed not to be compliant then the revenue in the arrangement would be recognized ratably over the longest term.

Cloud Launch - The Company’s management determined the best approach for pricing this offering was to establish a standard pricing matrix. The pricing matrix provides for the identification of a price tier based on a combination of the JDA products utilized and the storage size needed. Use of the pricing matrix and price tier creates a list price for common attributes found in all Cloud Launch offerings. VSOE compliance is determined by obtaining the contract and using the parameters identified in the contract to locate the proper price tier list price. The list price is then compared to the actual price charged per the contract. If 80% of the actual prices charged are within ±15% of the list price, the transactions are deemed compliant. If the transaction is deemed not to be compliant then the revenue in the arrangement would be recognized ratably over the longest term.

Cloud Optimize - At the present time, VSOE has not been separately established for Cloud Optimize Services. The Cloud Services team is developing appropriate attributes to be incorporated into its pricing configurator to establish specific pricing for Cloud Optimize Services using a Power Unit pricing model like the Power Unit pricing model used for Cloud Performance. In the interim, those services are sold using either existing VSOE-compliant consulting services hourly rates or on a non-VSOE-compliant fixed monthly fee basis (typically on extensions of legacy contracts). If the transaction is deemed to be not compliant with VSOE rates, then the revenue in the arrangement would be recognized ratably over the longest term.

Patrick Gilmore

United States Securities and Exchange Commission

September 28, 2012

Page Four

Support – The Company will offer Maintenance at a discounted rate for customers that license the Company’s products as part of the Cloud offering. The Company is adopting a Stated Renewal Rate (“SRR”) approach, which has not been relied upon by the Company in the past, to establishing VSOE of fair value for both Cloud & non-Cloud Maintenance. VSOE is the price for the initial annual renewal term stated in the Company’s contracts, and is listed as a percentage of the net software license fees paid for the supported products. Beginning in 2010, the Company maintained Maintenance VSOE using the Bell-Shaped-Curve. Under the Bell-Shaped Curve approach, first an average is taken of all stand-alone renewal transactions in the testing period. Next, a determination is made regarding whether a sufficient number of transactions are clustered within a sufficiently tight VSOE range. However, under the SRR approach, each transaction establishes its own VSOE rate, provided such rate is substantive, and a VSOE range no longer applies.

Staff’s Comment:

4. We note your disclosure on page 10 describes your introduction in 2012 of a new solution investment policy related to maintenance support beyond a six year time frame. Please provide a more detailed explanation of this program and describe your accounting policy.

Company Response:

The Company’s introduction of the new Solution Investment Policy was motivated primarily by a desire to enhance customer satisfaction. By stipulating a specific level of support, predicated on the release date of a solution version, JDA’s customers are better able to plan their upgrades. The Company will fully support solution releases for a full six years. In addition, customers can optionally purchase up to an additional three years of support (Extended Support). After the expiration of this six year period, or, if extended support is purchased, up to a nine year period, a solution version will remain functionally supported but code support will no longer be available. As described above, the Company is adopting a SRR approach for establishing VSOE of fair value for Maintenance.

Patrick Gilmore

United States Securities and Exchange Commission

September 28, 2012

Page Five

Note 13 – Legal Proceedings

Beaver County Retirement Fund vs JDA Software Group Inc, C.A. No. 7446-ML, page 99

Staff’s Comment:

5. We note your disclosure stating your belief that the ultimate outcome of the lawsuit will not result in a material adverse effect on your financial condition or results of operations. We note similar disclosure regarding other legal proceedings. Please tell us what consideration was given to disclosing whether any outcome would have a material and adverse effect on your financial statements taken as a whole, including the statement of cash flows. Also, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such estimate cannot be made. Refer to ASC 450-20-50.

Company Response:

In determining whether litigation could have a material and adverse effect on the Company’s financial statements taken as a whole and including the statement of cash flows, the Company first reviews loss probability and whether a loss can be reasonably estimated according to ASC 450-20, then reviews whether resulting contingencies are material to the Company. In its future filings, the Company will either (i) (a) disclose contingency estimates according to ASC 450-20 and (b) state whether estimates (if they can be made) are immaterial) or (ii) will note that estimates are not possible according to ASC 450-20 guidance.

Additionally, the Company advises the Staff that the Beaver County Retirement Fund claim requests an inspection of the Company’s books and records pursuant to Section 220 of the Delaware General Corporation Law. While the Company believes that the outcome of this litigation will not have material and adverse effect on the Company’s financial statements taken as a whole, including the statement of cash flows, a Section 220 claim made in conjunction with a restatement of prior years’ financial results could be a precursor to other lawsuits, such as derivative or shareholder class actions, that could be costly, time-consuming and disruptive to normal business operations. Therefore, the Company believes that disclosure of this action gives shareholders a more fulsome view of the potential consequences of the restatement than would otherwise be the case without such disclosure.

Item 9A. Controls and Procedures, page 42

Staff’s Comment:

6. We note your disclosure on page 43 which indicates that you made several organizational changes, including hiring a new Chief Financial Officer, in order to remediate the material weakness

Patrick Gilmore

United States Securities and Exchange Commission

September 28, 2012

Page Six

identified as of December 31, 2011. However, we further note your disclosure on page 49 that Peter Hathaway has served as your Chief Financial Officer since July 2009. Please tell us how hiring a new Chief Financial Officer in July 2009 was considered remediation of your material weakness. Additionally, please tell us when the other staffing changes were completed.

Company Response:

In 2009, the Company’s Board of Directors began an initiative to increase the size and experience of the Company’s finance team, recognizing that greater depth and experience was called for considering the Company’s size and recent rapid growth. Mr. Hathaway was therefore hired and, consistent with the Board’s initiative, began to significantly expand the capabilities of the finance group, its accounting function and the Company’s internal controls. The Company therefore sees Mr. Hathaway’s retention and subsequent efforts as part of an overall effort to improve the Company’s financial controls which has put the Company in a better position to identify control deficiencies and remediate the material weakness identified by management.

In addition to hiring Mr. Hathaway, the Company hired individuals to fill the following positions in the month and year set forth below:

•	Chief Accounting Officer – August 2011;

•	Vice President of Revenue Recognition – April 2011;

•	Vice President of Internal Assurance – March 2011;

•	Two Senior Directors of Revenue Accounting – August 2011; and

•	Chief Legal Officer – May 2012.

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Patrick Gilmore

United States Securities and Exchange Commission

September 28, 2012

Page Seven

We hope that this letter responds adequately to the Staff’s concerns. If you have any further comments or concerns, please direct them to me at (480) 308-3460.

Sincerely,

/s/ David Kennedy

David Kennedy

Executive Vice President, Chief Legal Officer

cc:	Pete Hathaway, JDA Software Group, Inc.